Via Facsimile and U.S. Mail
Mail Stop 6010

August 3, 2007

Mr. Mark McDade
Chief Executive Officer and Director
PDL BioPharma, Inc.
34801 Campus Drive
Fremont, CA 94555

      Re: PDL BioPharma, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             File No. 0-19756

Dear Mr. McDade:

      We have completed our review of your Form 10-K and have no further comments at this time.

             Sincerely,

             Jim B. Rosenberg
             Senior Assistant Chief
             Accountant